Solarfun Appoints Dr. Srinivasamohan Narayanan as Vice President of Technology

SHANGHAI, Oct. 21 /PRNewswire-FirstCall/ -- Solarfun Power Holdings Co., Ltd. ("Solarfun" or "the Company") (Nasdaq: SOLF), a vertically integrated manufacturer of silicon ingots and photovoltaic (PV) cells and modules in China, today announced the appointment of Dr. Srinivasamohan "Mohan" Narayanan as Vice President of Technology.  He will be charged with leading the Company's research and development team, improving product performance and innovation, and streamlining manufacturing operations.

Dr. Narayanan joins Solarfun from the Solar Energy division of Reliance Industries Limited in India, where he was the chief technology officer and was in charge of planning the company's entry into the midstream solar business, from silicon growth to module production, including production design and layout, manufacturing operations, technology development, and cost modelling.  Prior to that, Dr. Narayanan was vice president of technology at Trina Solar Limited, a publicly traded PV company with operations in China, and was in charge of technology development, technology transfer, tool selection, capacity expansion and product development.  From 1989 to 2006, Dr. Narayanan held a number of technology-related roles at BP Solar, including as the director of the Global Screen Print Technology division from 2003 to 2006. In this role, he helped develop a road map to improve the cost effectiveness of solar cells using safer and greener high volume manufacturing, including automated thin wafering and other cell processes.  His team also filed several invention disclosures on crystal growth, wafering and cell processing, evaluated research proposals, awarded research subcontracts to various universities in the United States, and formulated processes for the transfer of manufacturing technology.  Prior to this, Dr. Narayanan managed a variety of research, technology and process improvement projects while at BP Solar.  Dr. Narayanan worked in the Laboratory Manager University of New South Wales, Sydney, from 1984 to 1989.

Dr. Narayanan received a Ph.D in electrical engineering and computer science from the University of New South Wales, Sydney, a M.S. in material science from Case Western Reserve University, Cleveland, Ohio, a B.E. in Metallurgical Engineering from the University of Madras and a diploma in industrial management from the Indian Institute of Science, Bangalore.

He has numerous publications to his credit, and owns six patents and patent applications related to casting, wafering and other cell processes. Peter Xie, President of Solarfun, commented, "We are extremely happy to have Mohan join our team.  One of our biggest priorities has been to improve our R&D, improve cell efficiencies, streamline production processes and reduce costs.  Mohan has over 25 years of experience in research and advanced process and technology development in the PV industry.  His in-depth understanding and great track record leading teams in India, Australia, China and the United States will make him a valuable resource as we continue to build our business."

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (Registration No. 333-152005) filed on July 14, 2008.

About Solarfun

Solarfun Power Holdings Co., Ltd. manufactures ingots, PV cells and PV modules, and provides PV module processing services to convert PV cells into PV modules. Solarfun produces both monocrystalline and multicrystalline silicon cells and modules. Solarfun sells its products both through third-party distributors, OEM manufacturers and directly to system integrators. Solarfun was founded in 2004 and its products have been certified to meet TUV and UL safety and quality standards.

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For further information, please contact:

Solarfun Power Holdings Co., Ltd.

Paul Combs
V.P. Strategic Planning
26F BM Tower
218 Wusong Road
Shanghai, 200080
P. R. China
Tel:  86-21-26022833 / Mobile:  86 138 1612 2768
E-mail: IR@solarfun-power.com

Christensen

Kathy Li
Tel:  +1 480 614 3036
E-mail:  kli@ChristensenIR.com

Roger Hu
Tel:  852 2117 0861
E-mail:  rhu@ChristensenIR.com

CONTACT:  Paul Combs, V.P. Strategic Planning of Solarfun Power Holdings Co., Ltd., 86-21-26022833, Mobile, 86 138 1612 2768, IR@solarfun-power.com; or Kathy Li, +1-480-614-3036, kli@ChristensenIR.com, or Roger Hu, 852 2117 0861, rhu@ChristensenIR.com, both of Christensen, for Solarfun Power Holdings Co., Ltd.